UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces placement of Ps.3.2 billion Sustainability-Linked Bonds

Mexico City, Mexico, March 8, 2023.- Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA, NASDAQ: OMAB), announces the placement of long-term sustainability-linked notes in the Mexican market for an aggregate amount of Ps.3.2 billion (“the Issuances”).

The Issuances were widely accepted, with “Afores”, investment funds and insurance companies participating. Demand of both tranches was 3.4x.

The Issuances are the following:

1.	Ps.640 million in 3.4-year Notes (ticker: OMA 23L) at a variable rate of TIIE 28 + 22 basis points. The Notes will pay interests every 28 days, and principal amount will be paid at maturity on July 24, 2026.

2.	Ps.2,560 million in 7-year Notes (ticker: OMA 23-2L) at a fixed rate of 10.26%. The Notes will pay interest every 182 days, and principal amount will be paid at maturity on March 1, 2030.

The Issuances received the highest ratings in Mexico of AAA.mx by Moody’s and AAA(mex) by Fitch on a national scale.

These issuances are aligned to the Sustainability-Linked Bond Framework published by OMA during 2022, which is available on: https://ir.oma.aero/en/debt-profile/.

Book building was held today and the settlement will be on March 10, 2023. Proceeds from the Issuances will be used to pay the Ps.1.5 billion Notes (ticker: OMA13), to prepay Ps.1.2 billion of short-term loans and the remaining for general corporate purposes, including the execution of possible investments.

This press release is for information purposes only and does not constitute an offer to sell, nor the solicitation of an offer to purchase the Notes.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated March 8, 2023